Filed by Equifax do Brasil S.A.

(Commission File No. 132-00001)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Announces December 19 Investor Call to Discuss Company’s Offer to Acquire Boa Vista Serviços

ATLANTA, December 19, 2022/PR Newswire/ – Equifax® (NYSE: EFX) will host a conference call at 4:30 p.m. Eastern Time (ET) on Monday, December 19, 2022 in which Mark W. Begor, Equifax Chief Executive Officer, and John Gamble, Equifax Chief Financial Officer will discuss the company’s offer to acquire Boa Vista Serviços, the second largest consumer credit bureau in Brazil.

Related presentation materials will be published on investor.equifax.com on December 19 at 4:15 p.m. ET.

Conference Call:

US/Canada: 877-559-1190

International: 201-389-0916

Please dial the appropriate number 5-10 minutes prior to the call to complete registration. Name and affiliation/company are required to join the call.

Webcast:

To view the webcast and slide presentation, please click the link and enter your information to be connected. The link becomes active 15 minutes prior to the scheduled start time.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to our ability to successfully negotiate and consummate the proposed transaction with Boa Vista Serviços, the ability of Boa Vista Serviços to receive shareholder and regulatory approval if a definitive agreement is signed, the expected financial and operational benefits, synergies and growth from the proposed transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2021 Form 10-K and subsequent SEC filings. As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax® (NYSE: EFX) and Equifax Brasil plan to file a Registration Statement on Form S-4/F-4 with the U.S. Securities and Exchange Commission (SEC) in connection with the Boa Vista Serviços transaction. The Form S-4/F-4 will contain an exchange offer prospectus and other documents. The Form S-4, and prospectus will contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the transaction and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

ABOUT EQUIFAX INC.

At Equifax (NYSE: EFX), we believe knowledge drives progress. As a global data, analytics, and technology company, we play an essential role in the global economy by helping financial institutions, companies, employers, and government agencies make critical decisions with greater confidence. Our unique blend of differentiated data, analytics, and cloud technology drives insights to power decisions to move people forward. Headquartered in Atlanta and supported by more than 14,000 employees worldwide, Equifax operates or has investments in 24 countries in North America, Central and South America, Europe, and the Asia Pacific region. For more information, visit Equifax.com.

FOR MORE INFORMATION:

Kate Walker for Equifax

mediainquiries@equifax.com